Exhibit 99.3

THE CLOROX COMPANY
RECONCILIATION OF ECONOMIC PROFIT

Dollars in millions	FY13	FY12	FY11
Earnings from continuing operations before income taxes	$853	$791	$563
Noncash restructuring-related and asset impairment costs		4	6
Noncash goodwill impairment	-	-	258
Interest expense	122	125	123
Earnings from continuing operations before income taxes,
noncash restructuring-related and asset impairment costs,
noncash goodwill impairment and interest expense	$975	$920	$950
Income taxes on earnings from continuing operations before
income taxes, noncash restructuring-related and asset
impairment costs, noncash goodwill impairment and interest
expense(2)	319	289	321
Adjusted after tax profit	$656	$631	$629
Average capital employed(3)	2,552	2,544	2,618
Capital charge(4)	230	229	236
Economic profit(1) (Adjusted after tax profit less capital charge)	$426	$402	$393
% change over prior year	+6.0%	+2.3%	+0.3%

(1)	Economic profit (EP), a non-GAAP measure, is defined by the Company as earnings from continuing operations before income taxes, noncash restructuring-related and asset impairment costs, noncash goodwill impairment and interest expense; less an amount of tax based on the effective tax rate before any noncash goodwill impairment charge, and less a charge equal to average capital employed multiplied by the weighted-average cost of capital. Management uses EP to evaluate business performance and allocate resources, and it is a component in determining management’s incentive compensation. Management believes EP provides additional perspective to investors about financial returns generated by the business and represents profit generated over and above the cost of capital used by the business to generate that profit.

(2)	The tax rate applied is the effective tax rate on continuing operations before any noncash goodwill impairment charge, which was 32.7%, 31.4% and 33.8% in fiscal years 2013, 2012 and 2011, respectively. The difference between the fiscal year 2011 effective tax rate on continuing operations before the noncash goodwill impairment charge and the effective tax rate on continuing operations of 49.0% is (16.0)% related to the non-deductible noncash goodwill impairment charge and 0.8% for other tax effects related to excluding this charge.

Exhibit 99.3 Cont.

(3)	Total capital employed represents total assets less non-interest bearing liabilities. Adjusted capital employed represents total capital employed adjusted to add back current year noncash restructuring-related and asset impairment costs and noncash goodwill impairment. Average capital employed represents a two-point average of adjusted capital employed for the current year and total capital employed for the prior year, based on year-end balances. See below for details of the average capital employed calculation:

	FY13	FY12	FY11
Total assets	$4,311	$4,355	$4,163
Less:
Accounts payable	413	412	423
Accrued liabilities	490	494	442
Income taxes payable	29	5	41
Other liabilities	742	739	619
Deferred income taxes	119	119	140
Non-interest bearing liabilities	1,793	1,769	1,665
Total capital employed	2,518	2,586	2,498
Noncash restructuring-related and asset
impairment costs	-	4	6
Noncash goodwill impairment	-	-	258
Adjusted capital employed	$2,518	$2,590	$2,762
Average capital employed	$2,552	$2,544	$2,618

(4)	Capital charge represents average capital employed multiplied by the weighted-average cost of capital. The weighted-average cost of capital used to calculate capital charge was 9% for all fiscal years presented.